Exhibit 1

MTS Announces Full Year and Fourth Quarter 2017 Financial Results

Alon Mualem Leaves the Company to Pursue New Business Opportunities

Ra’anana, Israel / River Edge, NJ, USA – April 30, 2018 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, today released its financial results for the fourth quarter and the year ended December 31, 2017.

MTS’s revenues for the fourth quarter of 2017 totaled $1.7 million, down 19% sequentially, as compared with $2.1 million for the third quarter of 2017 and down 57.5% from $4.0 million for the fourth quarter of 2016. Net loss for the quarter totaled $(833,000), or $(0.27) per diluted share, compared with a net loss of $(4.5) million, or $(1.55) per diluted share, for the fourth quarter of 2016. On a non-GAAP basis (excluding stock-based compensation expenses, amortization of intangible assets, reorganization costs, goodwill and technology impairment charges, the impact of the US tax reform and a loss from discontinued operations), net loss for the fourth quarter was $(798,000), or $(0.26) per diluted share, compared with a net loss of $(432,000), or $(0.15) per diluted share, for the fourth quarter of 2016.

MTS’s full-year 2017 revenues totaled $8.6 million compared with $14.1 million for 2016. Net loss for the period was $(1.8) million, or $(0.59) per diluted share, compared with a net loss of $(5.2) million or ($1.85) per diluted share for 2016. On a non-GAAP basis (excluding stock-based compensation expenses, amortization of intangible assets, reorganization costs, goodwill and technology impairment charges, the impact of the US tax reform and a loss from discontinued operations), the Company recorded a net loss of $(1.6) million, or $(0.54) per diluted share in 2017, compared with a net loss of $(375,000), or $(0.13) per diluted share in 2016.

All numbers relating to the Company’s ordinary shares and earnings per share have been adjusted to reflect a 1-for-3 reverse stock split that became effective on September 6, 2017.

As of December 31, 2017 and December 31, 2016, the Company had cash and cash equivalents of approximately $1.3 and $ 1.5 million, respectively. The Company incurred losses for the year ended December 31, 2017, amounting to $(1.8) million and has an accumulated deficit of $26.5 million. In addition, the Company incurred negative cash flows from operations of $0.7 million for the year ended December 31, 2017. Those factors raise substantial doubt about the Company's ability to continue as a going concern. While the Company is exploring various financing alternatives to raise additional funds to support its operations, there can be no assurance that additional financing will be available on satisfactory terms, or at all. If the Company is unable to secure needed financing, management may be forced to take additional actions, which may include significantly reducing its anticipated level of expenditures.

Commenting on the results, Mr. Roy Hess, Chief Executive Officer of MTS, said, “Our results in 2017 reflect the execution and substantial reduction of our ongoing operating expenses and our efforts to maintain our operating margins in the face of the inherent risks and business fluctuations that we face. We are now concentrating on growing our core business. As a result of the weakness in the operations of the Vexigo business unit during the last six months, we took additional steps to reduce its operational expenses.”

“The telecommunications side of our business continues to be stable. During 2017 we released a new version of our innovative eXsight Unified Communications and Collaboration (UC&C) Management Solution, which enables companies to increase efficiencies and reduce costs. We are also moving forward to enhance our telecommunication product lines while exploring the potential for new opportunities with our partners and customers. Overall, we remain focused on our core business lines while closely monitoring and reducing our overall costs.” concluded Mr. Hess.

The Company further announced today that Alon Mualem, the Company’s Chief Financial Officer, will leave the Company in the coming months to pursue new career opportunities. The Board has named Ofira Bar to fill the role of Chief Financial Officer on an interim basis, effective following the filing of the Company’s annual report. Prior to joining MTS, Ms. Bar was chief financial officer of H.T.S Market, Ltd., an internet marketing firm and corporate controller of EZTD Inc. (OTCMKTS: EZTD). In addition, Ms. Bar served as an audit team manager of public and private companies at Kesselman and Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited. Ms. Bar holds a B.A. degree in Accounting and Economics from Tel Aviv University and is licensed as a Certified Public Accountant in Israel. “We are pleased to welcome Ofira Bar to the MTS senior management team. In her new role, Ofira will be responsible for all our financial activities and we all wish her great success,” said Roy Hess, CEO of MTS.

Mr. Mualem will support an orderly transition of his overall responsibilities and will be available to consult on ongoing matters during the interim period. "On behalf of everyone at MTS, I want to thank Alon for his service and substantial contributions to the Company since he joined us in 2007 and wish him great success in his new professional path," said Mr. Haim Mer, the Company's Chairman of the Board.

Non-GAAP Financial Measures: This release includes non-GAAP net loss and basic and diluted net loss per share. These non-GAAP measures exclude the following items:

•	Stock based compensation expenses
•	Amortization of purchased intangible assets (net of tax effect)
•	Reorganization and other non-recurring costs
•	Impairment of goodwill and technology (net of tax effect)
•	Re-evaluation of contingent consideration
•	Net income (loss) from discontinued operations
•	Impact of the US tax reform

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. See below for a reconciliation of GAAP to non-GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides call accounting and TEM solutions and services and digital advertising solutions for online and mobile platforms.

MTS’s telecommunications business is focused on innovative products and services for enterprises in the area of telecom expense management (TEM) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, doubts about the Company’s ability to continue as a going concern, the need to obtain additional funding, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,328	$1,508
Restricted cash	1,068	504
Restricted marketable securities	-	136
Trade receivables, net	1,391	5,305
Other accounts receivable and prepaid expenses	334	343

Total current assets	4,121	7,796

LONG-TERM ASSETS:
Severance pay fund	856	752

PROPERTY AND EQUIPMENT, NET	148	198

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	42	63

Total other assets	3,521	3,542

Total assets	$8,646	$12,288

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2017	2016
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,288	$4,086
Deferred revenues	1,744	1,374
Accrued expenses and other liabilities	2,498	3,756
Liabilities of discontinued operations	185	132

Total current liabilities	5,715	9,348

LONG-TERM LIABILITIES
Accrued severance pay	1,073	914
Deferred tax liability	146	166

Total long-term liabilities	1,219	1,080

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	25	23
Additional paid-in capital	28,188	26,569
Treasury shares	(29)	(29)
Accumulated other comprehensive income (loss)	-	1
Accumulated deficit	(26,472)	(24,704)

Total shareholders' equity	1,712	1,860

Total liabilities and shareholders' equity	$8,646	$12,288

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited	Audited	Unaudited	Unaudited
Revenues:
Services	$5,467	$5,985	$1,253	$1,568
Product sales	1,306	1,566	268	589
Video Advertising	1,853	6,501	183	1,872

Total revenues	8,626	14,052	1,704	4,029

Cost of revenues:
Services	1,646	2,248	489	112
Product sales	412	460	123	22
Video Advertising	1,453	4,205	156	2000

Total cost of revenues	3,511	6,913	768	2,134

Gross profit	5,115	7,139	936	1,895

Operating expenses:
Research and development	2,145	2,763	403	1,022
Selling and marketing	1,829	2,343	478	641
General and administrative	3,009	3,472	864	947
Goodwill and technology impairments, net of change in contingent earn-out consideration	-	4,245	-	4,245

Total operating expenses	6,983	12,823	1,745	6,855

Operating loss	(1,868)	(5,684)	(809)	(4,960)
Financial income (expenses), net	144	(17)	17	(17)

Loss before taxes on income	(1,724)	(5,701)	(792)	(4,977)
Tax benefit, net	(9)	(507)	(12)	(523)

Net loss from continuing operations	(1,715)	(5,194)	(780)	(4,454)
Loss from discontinued operations	(53)	(27)	(53)	(27)
Net loss	$(1,768)	$(5,221)	$(833)	$(4,481)

Net loss per share:

Basic and diluted net loss per share (*)	$(0.59)	$(1.85)	$(0.27)	$(1.55)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (*)	2,991,547	2,817,427	3,118,884	2,897,285

* After giving effect to the reverse stock split from September 6, 2017

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net loss	(1,768)	(5,221)	(833)	(4,481)
Stock-based compensation expenses	1	223	30	53
Intangible assets amortization, net of tax effects	21	836	4	209
Video Advertising technology impairment, net of tax effect	-	3,279	-	3,279
Goodwill impairment, net of evaluation of contingent consideration	-	481	-	481
Impact of the US tax reform (a)	(52)	-	(52)	-
Loss from discontinued operations	53	27	53	27
Reorganization and other non-recurring costs	141	-	-	-

Non-GAAP net loss	$(1,604)	$(375)	$(798)	$(432)

Net loss per share:

GAAP basic and diluted net loss per ordinary share (*)	$(0.59)	$(1.85)	$(0.27)	$(1.55)
Non-GAAP basic and diluted net loss per ordinary share (*)	$(0.54)	$(0.13)	$(0.26)	$(0.15)
Weighted average number of ordinary shares used in computing non-GAAP basic and diluted net loss per share (*)	2,991,547	2,817,427	3,118,884	2,897,285

* After giving effect to the reverse stock split from September 6, 2017